Global Energy, Inc.

April 1, 2010

VIA EDGAR

Securities and Exchange Commission Division of Corporate Finance 100 F Street NE Washington, D.C. 20549 Attn: Mr. Scott Anderegg

Re:	Global Energy, Inc.
Application for Withdrawal of Registration Statement on Form S-1
File No. 333-143891

Ladies and Gentlemen:

On June 20, 2007, Global Energy, Inc. (the “Company”) filed a Registration Statement on Form S-1 (File No. 333-143891) (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). The Registration Statement has not been declared effective by the Commission.

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement.  The Company has determined not to proceed at this time with the registration and sale of its common stock as contemplated by the Registration Statement.  The Company represents that no securities have been sold pursuant to the Registration Statement.

The Company also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would appreciate it if you would please provide the undersigned a facsimile copy of the Commission’s order consenting to the withdrawal of the Registration Statement as soon as it is available. The undersigned’s facsimile number is (513) 621-5947.

Any questions regarding this letter, and any future communications regarding the Registration Statement, should be directed to the undersigned at (513) 621-0077.  Thank you very much for your assistance with this matter.

Sincerely,

GLOBAL ENERGY, INC.
/s/ Harry H. Graves
Harry H. Graves
President and Chief Executive Officer